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                                                                    EXHIBIT 12.1

                            Smith International, Inc.
                       Ratio of Earnings to Fixed Charges
                          (In thousands, except ratios)

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
                                                            Six Months
                                                          Ended June 30,                    Year Ended December 31,
                                                       -------------------   ----------------------------------------------------
                                                         2005       2004       2004       2003       2002       2001       2000
                                                       --------   --------   --------   --------   --------   --------   --------
FIXED CHARGES:

   Gross interest on debt                              $ 21,332   $ 18,838   $ 38,762   $ 40,964   $ 40,928   $ 45,359   $ 36,756
   Amortization of premiums, discounts and
      capitalized expenses related to indebtedness          276        278        478        680      1,071        439        154
   Interest element of rentals                            4,027      3,899      7,984      6,317      5,505      4,820      3,784
   Total Fixed Charges                                 $ 25,635   $ 23,015   $ 47,224   $ 47,961   $ 47,504   $ 50,618   $ 40,694

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

   Net income                                          $134,212   $ 72,327   $182,451   $123,480   $ 93,189   $152,145   $ 72,800
   Add back:
   Minority interests of majority owned subsidiaries     56,840     43,659     89,130     71,788     57,978     70,504     36,333
   Provision for income taxes                            91,974     55,826    129,721     93,334     66,632    106,397     54,998
   Fixed charges                                         25,635     23,015     47,224     47,961     47,504     50,618     40,694

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES:       $308,661   $194,827   $448,526   $336,563   $265,303   $379,664   $204,825

RATIO OF EARNINGS TO FIXED CHARGES                        12.04       8.47       9.50       7.02       5.58       7.50       5.03

RATIO OF EARNINGS TO FIXED CHARGES, as adjusted, (*)      10.21       6.64       7.80       5.49       4.25       6.23       4.25
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(*)  We derive a substantial portion of our earnings from M-I SWACO and other majority-owned joint venture operations, which are properly consolidated for financial reporting purposes. We have supplemented the required disclosure and adjusted the Ratio of Earnings to Fixed Charges calculation to eliminate our minority partners' ownership interest in
     "earnings" and "fixed charges" in order to reflect coverage levels on a
     Company-only basis. The Ratio of Earnings to Fixed Charges, as adjusted, should be viewed in addition to, and not as an alternative for, our consolidated ratio as presented above.